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                                                                  Exhibit 99a(3)


June 13, 2003


Gregory M. Shepard, Esq.
15 Country Club Place
Bloomington, IL 61701

RE: Your Letter Dated June 13, 2003

Dear Mr. Shepard:

We are in receipt of the latest version of your plan. This version reveals your intention to take control of the Boards of Directors of State Auto Mutual and State Auto Financial, even though your plan is to use State Auto's own assets to accomplish your takeover.

Although in my view your plan continues to suffer from substantially the same defects noted in my last letter, we have forwarded your communications to the State Auto Mutual Special Committee for consideration as part of its continuing process.


Sincerely,

/s/ Robert H. Moone

Mr. Robert H. Moone
President and Chief Executive Officer
State Automobile Mutual Insurance Company